

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 9, 2017

Christian Miller
Chief Financial Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL 32095

> **Re: Creative Learning Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed December 22, 2016**
> **File No. 000-52883**

Dear Mr. Miller:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Robert S. Littlepage, for

                                    Carlos Pacho
                                    Senior Assistant Chief Accountant
                                    AD Office 11 - Telecommunications